NEW YORK OFFICE 300 PARK AVENUE
THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLLY JONATHAN M. GRISCHUK*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 (609) 452-6000 Fax: (609) 452-0090	17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC Y ADMITTED IN NY, DC AND CT ONLY

June 27, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.:	Letty G. Lynn, Reviewer
Daniel H. Morris, Attorney-Advisor
Patrick Kuhn
Joseph A. Foti

	Re:	U.S. Helicopter Corporation
Registration Statement on Form SB-2, filed on April 22, 2005
File No. 333-124262

Ladies and Gentlemen:

     On behalf of U.S. Helicopter Corporation (“U.S. Helicopter” or the “Company”), we have filed on today’s date via Edgar Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Amendment”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in your letter dated May 24, 2005 on a point-by-point basis. Our comments also reflect the response of the Commission to our June 9, 2005 responsive letter that were received telephonically on June 17, 2005 and June 23, 2005. The numbered comments and responses below correspond with the numbered paragraphs in the Commission’s May 24, 2005 comment letter.

Comment #1:

General

     We note the shares issuable to Cornell Capital Partners under the Standby Equity Distribution Agreement. We note that the agreement contemplates issuance of the shares at a percentage of the prevailing market price. After reviewing the proposed equity line financing, we do not believe that a binding contractual commitment has been entered into, since at the time the equity line was entered your company was (and is) a non-reporting company with no trading market. As such, the arrangement by Cornell Capital Partners to pay for shares at a purchase price that is 99% of the “market price” does not represent an irrevocable commitment to purchase the equity line shares.

     Please remove the equity line from this registration statement and revise your disclosure throughout the prospectus to remove the implication that there is an existing equity line arrangement with Cornell that provides the company with a viable mechanism to obtain needed financing. If you believe that the shares are properly registrable at this time, please supplementally provide us with your analysis.

Response to Comment #1:

     The registration statement has been revised to remove all shares from the registration statement except for the following:

(1)	Up to 7,344,830 shares of common stock issuable upon conversion of the convertible debenture held by Cornell Capital Partners, LP (“Cornell Capital”);

(2)	494,505 shares held by Amir Elbaz;

(3)	247,253 shares held by Troy Rillo;

(4)	1,730,769 shares held by Cornell Capital; and

(5)	773,196 shares held by 3B Group, Inc.

Comment #2:

     With respect to the convertible debentures issued to Cornell, please tell us why you believe that Rule 415 is applicable.

Response to Comment #2:

     With respect to Rule 415, our understanding of Rule 415 and our research of registration statements and transactions comparable to USH’s lead us to conclude that Rule 415 is appropriate and applicable as to the shares underlying the convertible debentures. The common stock underlying the convertible debentures will be offered or sold solely on behalf of Cornell Capital, as described in the registration statement, in accordance with Rule 415(a)(1)(iv) (reflecting the Company’s common stock to be issued upon conversion of the outstanding convertible debentures). The Commission has previously approved of the registration of shares underlying convertible debentures pursuant to Rule 415, such as Cyco.Net, Inc. (File No. 333-116409; SB-2/A filed August 3, 2004). Other companies registering common stock underlying convertible debentures held by Cornell Capital pursuant to Rule 415 include Voyager One, Inc. (File No. 333-123702; SB-2/A filed May 6, 2005) and Provectus Pharmaceuticals, Inc. (File No. 333-119619; SB-2/A filed November 10, 2004.)

     In addition, the Company has furnished the undertakings required by Item 512(a) of Regulation S-K in accordance with Rule 415(a)(3). These disclosures can be found at Item 28 of the Company’s registration statement.

Comment #3:

     We are of the view that the private placement of shares to Newbridge Securities Corporation in reliance on 4(2) cannot be complete until the terms of the transaction are fixed. In this case, the absence of an existing public market for the shares means that there has not been a meeting of the minds between the issuer and the investor. The number and price of the shares privately placed to Newbridge is unknowable prior to effectiveness of this registration statement. Accordingly, please remove the Newbridge shares from this registration statement or tell us why you believe these shares are registrable at this time.

Response to Comment #3:

     The registration statement has been revised and the shares issuable to Newbridge Securities Corporation are no longer included in the securities to be registered therewith.

Comment #4:

     Please remove from the registration statement the shares issuable upon conversion of the preferred stock and the warrants issued in the private placement. As discussed above, it appears that the shares are not yet registrable because there is no existing public market and therefore there has been no agreement on the pricing term.

Response to Comment #4:

     The registration statement has been revised and the shares issuable upon conversion of the preferred stock and warrants issued in the private placement are no longer included in the securities to be registered therewith.

Comment #5:

     Please tell us whether the warrants issued to North Coast Securities Corporation have a fixed exercise price. If they do not, please tell us why you believe that the underlying shares are registrable at this time.

Response to Comment #5:

     250,000 of the warrants issued to North Coast have a fixed exercise price of $0.75 per share. The balance of the warrants issued to North Coast have an exercise price equal to 80% of the fair market value of the Company’s common stock on the date of exercise. We have revised the registration statement to reflect that the shares underlying all warrants issued to North Coast are no longer included in the shares being registered therewith.

Comment #6:

     In Securities Act Release No. 4552 (November 6, 1962), the Staff pronounced a list of five factors to consider in determining whether securities offerings will be integrated. These factors include:

•	Whether the offerings are part of a single plan of financing;

•	Whether the offerings involved the issuance of the same class of security;

•	Whether the offerings are made at or about the same time;

•	Whether the same type of consideration is to be received; and

•	Whether the offerings are made for the same general purpose.

     Please provide us with a detailed analysis of why you believe your unregistered offerings conducted in past six months should not be integrated under this test, calling into question your exemptions under Section 4(2).

Response to Comment #6:

     We have been advised via telephone response by Daniel Morris, SEC Attorney-Advisor, that the SEC has withdrawn this comment.

Comment #7:

     Please remember that the prospectus needs to present investors with a snapshot of your company containing all material information as of the time of effectiveness. It is not supposed to present a description of your future plans or aspirations. You need to revise the entire document so that it accurately presents your current situation. You may talk about what you plan to do but you should present that discussion in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial wherewithal needed to reach various stages of development and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves it purpose to investors.

Response to Comment #7:

     We have revised the registration statement to further describe the Company’s current situation and the various obstacles and benchmarks which need to be addressed by the Company to commence and maintain operations. In particular, we have added throughout the document additional disclosure such as the status of various regulatory approvals and reviews, financing status and equipment acquisition status, and the Company’s monthly burn rate.

Comment #8:

Registration Statement Cover Page

     The cover page must provide a fixed price at which shares will be offered, not merely an estimate for the purposes of registration fee calculation.

Response to Comment #8:

     The cover page has been revised to reflect a fixed offering price of $0.75 per share. We have also indicated that we intend to file an amendment to the registration statement once a market develops for the Company's common stock to reflect that the shares will be sold at market price.

Comment #9:

     In that regard, we note that you have assumed the offering price of the securities to be $1.00 per share for the purpose of various estimates in this prospectus. Please use your fixed offering price, if other than $1.00, for such estimates in your next amendment.

Response to Comment #9:

     We have revised the registration statement to reflect the fixed offering price of $0.75 for the various estimates throughout the registration statement, with the exception of the Dilution section on page 29. Since Cornell Capital will be acquiring shares pursuant to the Convertible Debenture at $0.20 per share, we have used this figure as the amount at which shareholders will be immediately diluted. (Please see the Dilution section beginning at page 29, and our responses to comments #38 and 39 below for further information.)

Comment #10:

     In an appropriately captioned section, give the factors that were considered in determining the offering price of the stock that will be sold under this prospectus. Please refer to Item 505 of Regulations S-B.

Response to Comment #10:

     This section is now included at page 29. Since there is currently no market for the Company’s common stock, the determination of $0.75 as the offering price represents management’s good faith estimate of the trading price of the common stock upon the creation of a market upon the effectiveness of the registration statement.

Comment #11:

     Please consider revising footnote 2(j) on the cover page to include a cross-reference to the “Selling Stockholders” section on page 24.

Response to Comment #11:

     Footnote 2(k) (the last item in footnote 2) has been revised accordingly.

Comment #12:

Forward Looking Statements, page 1

     Either remove the reference to the Private Securities Litigation Reform Act or revise the disclosure to state that by its terms it does not apply to penny stock companies like yours.

Response to Comment #12:

     The reference to the Private Securities Litigation Reform Act has been deleted.

Comment #13:

Prospectus Summary, page 2

     We note the specific risks associated with the convertible debentures. Please include these risks in the summary of the offering.

Response to Comment #13:

     We have added a cross-reference to the Prospectus Summary section to the Risk Factors section beginning on page 7.

Comment #14:

     Please disclose that you have no revenue from operations and your net loss for the most recent audited period. Please also disclose that your auditors have issued a going concern opinion.

Response to Comment #14:

     This section has been revised to reflect that the Company has received no revenue from operations and the net loss for the most recent audited period. Please note that the Company’s auditors did not issue a going concern opinion.

Comment #15:

     Revise to disclose either here or in your Summary Financial Information your monthly “burn rate” and the month you will run out of money assuming no change in present trends.

Response to Comment #15:

     This section has been revised to reflect the Company’s current burn rate of approximately $90,000 per month and that the Company will run out of cash, assuming no change in present trends, in August, 2005.

Comment #16:

Summary Financial Information, page 5

     Similar to the treatment in your annual financial statements, please consider identifying the summary financial information as the Company being a development stage enterprise.

Response to Comment #16:

     This section has been revised to indicate that the Company is a development stage enterprise.

Comment #17:

Risk Factors, page 7

     Please revise to add a risk factor disclosing that in the past you have not been subject to the periodic filing and reporting requirements of the Securities Exchange Act of 1934.

Response to Comment #17:

     This risk factor has been included at page 21.

Comment #18:

     Please consider revising this section to include a specific subsection for “Risks related to the convertible debentures”.

Response to Comment #18:

     This subsection has been added to the Risk Factors section at page 20 and is entitled “Risks Related to Cornell Capital Financing”.

Comment #19:

     We note that several risk factors are duplicative. For instance, “We will have a significant amount of debt...” on page 13 repeats the disclosures made under “We need to obtain equipment...” on page 7. Also, the risk factors “Failure to maintain an acceptable safety record...” on page 19 and “Helicopter operations involve risk...” on page 19 are both duplicative of risks discussed earlier in the Risk Factors section. Please revise this section to avoid unnecessary repetition.

Response to Comment #19:

     Duplicative risk factors have been deleted as requested.

Comment #20:

     Update the disclosure in your first risk factor to indicate current developments in obtaining the approvals which appear to be required prior to commencement of actual business operations.

Response to Comment #20:

     This risk factor has been revised accordingly on page 7 to reflect the current status of the Company’s applications/regulatory approvals with respect to the Department of Transportation, the Federal Aviation Administration, the Transportation Security Administration, the Federal Communication Commission, the Environmental Protection Agency and the Port Authority of New York and New Jersey.

Comment #21:

We need to obtain equipment and equipment financing...,page 7

     Please revise the heading of this risk factor to better reflect your expectation that certain manufacturers/financiers, including those with whom you are currently negotiating, will require an equity position in your company in exchange for providing “financial and performance guarantees” necessary for you to obtain financing.

Response to Comment #21:

     This heading of this risk factor has been revised to state as follows: “We Need to Obtain Equipment and Equipment Financing in a Compressed Timeframe with Limited Manpower and Limited Resources. We Could Fail. Certain Manufacturers/Financiers May Require an Equity Position in Us in Exchange for Providing Financial and Performance Guarantees.”

Comment #22:

     Clarify the extent to which obtaining the permits and approvals referenced in risk factor affect the schedule of obtaining equipment.

Response to Comment #22:

     This risk factor has been revised accordingly at page 7. In actuality, the reverse is true: formal FAA approval is dependent upon the Company’s acquisition of at least one aircraft. Until the Company acquires at least one aircraft, the FAA will not issue formal approval.

Comment #23:

Absence of operating history...,page 10

     This risk factor alludes to the “risks inherent in the establishment of a new business.” Please separately and specifically identify and discuss these inherent risks or delete reference to them.

Response to Comment #23:

     This risk factor has been revised to delete references to general risks of startup businesses as these risks are addressed elsewhere in the Risk Factors section.

Comment #24:

Changes in our Government Authorization or Certificates...,page 11

     As stated in the first risk factor, these authorizations are yet to be obtained. Accordingly, consider a revision by adding the future concern highlighted here to the current risk factor.

Response to Comment #24:

     This risk factor has been revised to clarify that the approvals have not been issued as of the date of the prospectus.

Comment #25:

The Market we Anticipate...,page 11

     Supplementally advise the staff of the reasons why carriers exited this market in the 1980’s.

Response to Comment #25:

     Former helicopter operators exited the market for a number of reasons that included: higher maintenance costs on old helicopter technologies; lack of maintenance reliability; lack of subsidies; poor overall financial conditions of the operators and their accordant inability to support such an operation; lack of helicopter availability at affordable prices; poor schedule reliability; adverse publicity stemming from a helicopter accident on top of the Pan Am Building in New York City in 1977; less than adequate heliports and facilities; lack of back-up helicopters to support performance reliability; and lack of dedicated helicopter route networks to avoid inclement weather holding patterns with fixed wing aircraft. These prior operators operated in an era prior to helicopter GPS enabled navigation. Having such technology available would have allowed such operators to operate flights to and from New York City airports independent of the arrival and departure activities of fixed wing aircraft.

Comment #26:

Our Maintenance Costs will Increase as our Fleet Ages, page 14

     It is stated that the company has yet to obtain any aircraft. Revise this risk factor to make this distinction clear.

Response to Comment #26:

     This risk factor has been revised at page 14 to clarify that the Company has not acquired any aircraft as of the date of the prospectus.

Comment #27:

If we are unable to attract and retain...,page 14

     We note that the second paragraph of this risk factor contains a discussion of a company culture that does not yet exist. Please delete.

Response to Comment #27:

     The discussion concerning company culture has been deleted as requested.

Comment #28:

Our failure to successfully take delivery...,page 14

     Where appropriate, please discuss with greater specificity the expected timeline for delivery of your initial, and additional, aircraft.

Response to Comment #28:

     The prospectus has been revised accordingly. The expected timeline for delivery of initial aircraft has been added at pages 14 and 40.

Comment #29:

We may be subject to unionization...,page 16

     Please provide a more practical discussion of the risks presented by unionization. Although your company is not currently dealing with a unionized workforce, it would appear that once the company begins to hire non-executive level workers unionization is likely. Please address this likelihood and specifically discuss the significant difficulties encountered by other air carriers due to collective bargaining and work stoppages by organized labor.

Response to Comment #29:

     This risk factor has been revised at page 16 to include a detailed discussion of the risks associated with unionization. The Company does not anticipate that its employees will seek union representation.

Comment #30:

Our results of operations will fluctuate, page 16

     Please revise this subheading, and other subheadings as appropriate, to identify with greater specificity the risk posed to investors.

Response to Comment #30:

     The risk factor subheadings have been revised accordingly at pages 16 and 18 to more accurately identify the accordant risks posed to investors.

Comment #31:

Because the airline industry is characterized by low gross profit margins...,page 18

     Please expand your discussion to provide a clearer analysis of the risk posed to investors. In addition, we encourage you to review your other risk factors to make sure that the corresponding discussion conveys meaningful information to investors. For example, we encourage you to expand your analysis under “we may need agreements...” on page 19.

Response to Comment #31:

     The risk factor on page 18 has been expanded to provide a clearer indication of the risk, as well as the risk factors section in general.

Comment #32:

Future sale by our stockholders...,page 21

     In the second paragraph of this risk factor, you state that “[t]here is essentially no limit on the number of shares that U.S. Helicopter can register.” While perhaps technically correct, please clarify that there is a limit to the number of shares that may be sold under this registration statement.

Response to Comment #32:

     This risk factor has been revised to indicate that additional shares may be registrable in future registration statements.

Comment #33:

Our common stock has not traded...,page 23

     This risk factor appears to describe a very general risk that is encountered in any public offering. Please delete this risk factor.

Response to Comment #33:

     This risk factor has been deleted.

Comment #34:

We may not be able to access sufficient funds...,page 23

     On page 24 and elsewhere in the prospectus statements are made that the company is 90 days away from becoming a reporting company under the Securities Exchange Act of 1934. Delete references to the timing of the registration statement’s effectiveness.

Response to Comment #34:

     These references have been deleted.

Comment #35:

Selling Stockholders, page 24

     For each selling stockholder that is not a natural person, please identify the natural persons with voting or investment control.

Response to Comment #35:

     The natural persons with voting or investment control for all stockholders which are not natural persons have been provided.

Comment #36:

Convertible Debentures, page 27

     Where appropriate, please revise the prospectus [to] include a comprehensive discussion of the convertible debentures that addresses material provisions and restrictions.

Response to Comment #36:

     Additional discussion of the material provisions and restrictions of the convertible debenture has been provided at page 27 and 31.

Comment #37:

Use of Proceeds, page 29

     Revise the discussion to state the net amount of proceeds received.

Response to Comment #37:

     This section has been revised to reflect the receipt of net proceeds of $1,042,500 from the sale of the convertible debentures, and $206,300 from the private placement in November and December, 2004.

Comment #38:

Dilution, page 29

     State the consideration paid for other common stock currently held by Cornell Capital, and other selling security holders.

Response to Comment #38:

     This section has been revised to incorporate the consideration received by the Company for the common stock issued to Cornell Capital pursuant to the SEDA and to 3B Group, Inc. at page 29.

Comment #39:

     Revise the table on page 30 to reflect the estimated offering price per share.

Response to Comment #39:

     We have not revised the table on page 30 because stockholders will experience dilution based on the conversion price of the convertible debenture, regardless of the price at which Cornell Capital eventually sells the common stock so acquired in the market. Per the terms of the debenture, Cornell Capital may convert at a fixed exercise price of $0.20 per share.

Comment #40:

Plan of Distribution, page 33

     Revise the first paragraph to make clear that this registration statement does not cover sales by donees, pledges, transferees and other successors-in-interest of Cornell Capital.

Response to Comment #40:

     We have deleted references to sales by donees, pledges, transferees and other successors-in-interest of Cornell Capital.

Comment #41:

     Revise to clarify that the shares will be sold at the fixed price given on the front cover.

Response to Comment #41:

     We have revised this section to clarify that the shares will be sold at a fixed price of $0.75 per share. We have also indicated that we intend to file an amendment to the registration statement once a market for the Company’s common stock develops to reflect that the shares will be offered by the selling shareholders at prices established by the Over-the-Counter Bulletin Board.

Comment #42:

     Please disclose that the selling stockholders, other than Cornell Capital, may be deemed underwriters.

Response to Comment #42:

     This section has been revised at page 35 to indicate that all selling stockholders may be deemed underwriters.

Comment #43:

     Please disclose the fees paid to each underwriter, including commitment and placement fees.

Response to Comment #43:

     Please note that there are no underwriters involved in this offering; accordingly, we have not made this revision.

Comment #44:

     Please disclose the “certain liabilities” against which you will indemnify shareholders. In addition, please identify the shareholders that will receive indemnification.

Response to Comment #44:

     This section has been revised accordingly. The Company will indemnify Cornell Capital from and against any material omissions or misstatements in the registration statement, or breaches of any covenants or obligations in the SEDA, as more fully described on page 35.

Comment #45:

Management’s Discussion and Analysis or Plan of Operation, pages 36-46

     Please provide a specific plan of operations. Your discussion should disclose how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a) of Regulation S-B.

Response to Comment #45:

     We have previously set forth a plan of operations under an appropriately captioned heading at page 44 through 48. We have supplemented this section in Amendment No. 1 to include the Company’s current burn rate, an estimate of the amount of cash needed in the Company’s first year of operations, and an estimate of when the Company will run out of cash, assuming no change in current trends.

Comment #46:

     Revise to disclose why you issued 773,196 shares of common stock to 3B Group, Inc. as discussed on page 39 of MD&A and elsewhere in your filing. Also, if 3B Group, Inc. is a related party, please disclose the nature of the related party relationship.

Response to Comment #46:

     The prospectus has been revised at page 39 to indicate that the Company issued shares to 3B Group, Inc. in consideration of its efforts in assisting the Company to raise capital and to induce Cornell Capital to make an investment in the Company. 3B Group, Inc. is not a related party to the Company.

Comment #47:

Liquidity and Financial Condition, page 40

     Expand your discussion to include the key terms of your private placement financing and private placement of units including the net amount received and how the proceeds were used.

Response to Comment #47:

     This section has been revised accordingly at page 40. The Company received net proceeds of $206,300 in the private placement, which was used for general working capital purposes and startup costs. The material terms of the private placement offering are also disclosed in this section.

Comment #48:

     Disclose the principal terms of the proposal letter from a major financial institution for the financing of the initial aircraft.

Response to Comment #48:

     This section has been revised and the reference to the proposal letter has been deleted. The Company has received notice that the prospective financier has exited the aircraft finance market and will not be completing a transaction with the Company. The Company is, however, in discussions with a number of potential financing sources.

Comment #49:

     Revise to disclose if there will be any accounting recognition for the power-by-the-hour arrangements, asset value guarantee and first loss deficiency guarantee and the proposed accounting of that recognition.

Response to Comment #49:

     This section has been revised accordingly at page 40. Accounting for power-by-the-hour arrangements will be accomplished through the Company’s Statement of Operations, where it will expense in full the amount of such costs at the rates in accordance with any contracts in place. The Company will record deposits made to the manufacturer(s) as “Deposits” on the Company’s Balance Sheet. These deposits could be used by the manufacturer(s) if an event of default occurs. The Company will disclose asset value guarantees and/or first loss deficiencies in the Notes to the financial statements.

Comment #50:

Revenue Recognition, page 43

     Revise to include your policy of recognizing revenues. The disclosures provided in this regard should be consistent with your disclosure on page F-8 (revenue recognition.)

Response to Comment #50:

     This section has been revised accordingly at page 43. The Company recognizes revenue when transportation has been provided, including scheduled passenger and charter services.

Comment #51:

Plan of Operation, page 44

     Substantial revision of the disclosure is requested to address the specific disclosure requirements of Item 303(a) of Regulation S-B. Discussion of the management team and their employment experience is repetitive of disclosure elsewhere in the filing and should be removed.

Response to Comment #51:

     This section has been revised accordingly. We have included additional disclosure addressing the Company’s current burn rate, financial requirements, current employees, discussions with potential financing sources and lessors for equipment and use of proceeds from capital raised to date. Discussion of the Company’s management team has been removed from this section.

Comment #52:

     Clarify in the discussion the dollar amount of net proceeds realized in the transactions described and the uses and proposed uses of the funds.

Response to Comment #52:

     This section has been revised accordingly at pages 45 and 46 to indicate the net amount of proceeds received in the transactions described and the use of such funds. The Company received a net total of $1,042,500 in the financings with Cornell Capital, and such proceeds have been used for general working capital and startup costs.

Comment #53:

     Expand the third paragraph on page 46 to state with more specificity where the company is in financing for aircraft, applying and receiving federal, state and local licenses and permits and obtaining FAA and DOT certification.

Response to Comment #53:

     This paragraph has been revised accordingly. The Company is in discussions with one major manufacturer who has indicated a willingness to provide financial and performance guarantees. The Company is also in the midst of discussions with a potential lessor for three helicopters to be delivered in 2005, with an option for additional helicopters in the future.

Comment #54:

Elapsed Travel Time Comparison Sheet, page 48

     With a view toward disclosure, please supplementally tell us if your travel estimates are based on company testing or are attributable to a third-party. Provide the same supplemental disclosure with respect to the “Method of Transportation” chart on page 54 and the discussion under “Rollout Plan” on page 47.

Response to Comment #54:

     The travel time estimates used in the prospectus were taken from several different reliable sources. First, travel data from the Port Authority of New York and New Jersey was used to establish the existing methods of travel and the published elapsed time for each of those travel methods. This included the amount of time a passenger would have to plan to travel to/from each airport. Second, informal management surveys were taken of business persons working and/or traveling to/from Manhattan via the airports, which data correlated very well with Port Authority data. Third, the Company’s management team has thorough knowledge of the New York City area with respect to transportation and airline service, as detailed in the management discussion section of the registration statement on page 58, which was relied upon to separate the data into the different segments as shown in the elapsed time comparison chart in the prospectus. In all scenarios, the elapsed time of ground based travel is significantly higher than that of the helicopter. The same information was used for the “Method of Transportation” chart on page 54 and the “Rollout Plan” discussion on page 47.

Comment #55:

Description of Business, page 49

     Please disclose your year of organization and provide a history of your development to date.

Response to Comment #55:

     This section has been revised accordingly. U.S. Helicopter is a Delaware corporation incorporated on March 4, 2003. A caption titled “Development of the Company to Date” and related disclosure is now included at page 50.

Comment #56:

     As it would appear that you are in the initial stages of your development, please include a detailed discussion of the market research activities to which have presumably devoted a significant amount of your company’s resources.

Response to Comment #56:

     We have included an additional section captioned “Market Research” at page 50. Management has engaged in research which included: (1) working with the Port Authority of New York and New Jersey to analyze traffic and demographic data; (2) coordinating marketing and sales activities with American Airlines; (3) performing a survey of various potential customers through the Company’s marketing and advertising agency; and (4) performing historical research of prior helicopter operators and their areas of success and failure.

Comment #57:

Down Time From Inclement Weather..., page 51

     Identify the regulatory body governing the “Special Visual Flight Rule”.

Response to Comment #57:

     This section has been revised to indicate that the FAA governs the Special Visual Flight Rule, which is established by the Company, the FAA and Air Traffic Control at each airport.

Comment #58:

     Supplementally provide the basis for the statement relating to a 98.5% reliability factor of international scheduled helicopter operations currently in service.

Response to Comment #58:

     The Company will be operating flights on a scheduled basis, which allows for accurate prediction and scheduling of maintenance and aircraft down time. As part of the Company’s research process, it analyzed the operators of other scheduled helicopter operators such as Helijet International Inc. in Vancouver Canada, Copterline Oy in Finland, and New York Airways which operated in the 1970s. Each of these operators has published documents that show their operational reliability in the 99% and higher range. Each of Helijet’s annual reports, which are published through a link on their web site www.helijet.com, documents their annual reliability. For New York Airways, AIAA Paper No. 73-25, Review of New York Airways Helicopter Operations, documents an overall operational reliability factor of 99.46%. To ensure operational reliability, the Company will begin operations with one backup aircraft and intends to have backup aircraft available at the rate of one backup aircraft for each four operating aircraft.

Comment #59:

Alliances and Partnership Agreements, page 53

     Balance the disclosure by addressing the potential impact to the proposed operations of the Company if it is unsuccessful in obtaining the described alliances.

Response to Comment #59:

     This section has been revised accordingly at page 53. If unsuccessful in obtaining an alliance with American Airlines, the Company would have to seek alternative airline partners and/or would have to locate a neutral site at each of the major New York metropolitan airports to operate its arrival and departure and handling activities. Such an arrangement could add ten to 15 minutes of travel time for passengers, which could adversely affect the Company’s business.

Comment #60:

Competition, page 54

     Address the negative effect that minimal utilization or occupancy rates of the helicopters will have on operations, particularly in light of plans to operate on a fixed schedule of flights.

Response to Comment #60:

     This section has been revised accordingly at page 55. The Company has assumed in its projections that it will take between 6 to 12 months after startup of a new route for traffic on that route to develop. Lower passenger counts will result in less revenue, which will adversely affect the Company’s business. A significant reduction in projected passenger volume could prompt the Company to reconsider providing hourly service in certain markets, or reallocate some aircraft to the charter market until higher passenger levels develop.

Comment #61:

Operating Agreements, page 55

     The agreement dated September 2, 2004 with Sikorsky Memorial Airport expired 90 days after execution (exhibit 10.33).

Response to Comment #61:

     The Company has obtained an extension of the agreement with Sikorsky Memorial Airport through September 1, 2005. This agreement has been filed as a replacement to Exhibit 10.33 to the registration statement.

Comment #62:

Management, page 58

     Please disclose with specificity the positions held by Mr. Murphy, Col. Pagano, Mr. Capozzi, Mr. Mehm, Mr. McSullivan and Mr. Roberts in the past five years.

Response to Comment #62:

     This section has been revised accordingly at pages 59-60. The positions held by Mr. Murphy, Col. Pagano, Mr. Capozzi, Mr. Mehm, Mr. McSullivan since 2000 are indicated.

Comment #63:

Family Relationships, page 61

Please delete the qualifying language, “[t]o the best of my knowledge.”

Response to Comment #63:

     The qualifying language has been deleted as requested at page 61.

Comment #64:

Executive Compensation, page 62

     Please confirm that the company has not granted any stock awards to any executives, other than George Mehm. It appears that your employment agreement with John Murphy contemplates an equity component.

Response to Comment #64:

     The Company has issued stock options to George Mehm (231,000 shares), Dean Borgman (300,000 shares), Terrence Dennison (211,000 shares), Sandy Goldstein (70,000 shares) and John W. Galligan (70,000 shares), the total of which (882,000 shares) is reflected in the table formerly on page 64 and relocated to page 68 per SEC comment #67. No named executive officer in the Executive Compensation Table on page 62 received stock awards other than George Mehm, which is stated in the paragraph immediately preceding the Executive Compensation table.

Comment #65:

     Although each of the following five (5) officers (i.e. Messrs. Murphy, Mehm, McSullivan, Roberts and Dennison) have deferred from 20% to 40% of their salaries until 60 days after the effectiveness of the registration statement, your fiscal 2004 financial statements should reflect compensation (payroll) expense at 100% of the officers’ contractual annual salary amount prorated from the date each of these individuals commenced employment in 2004. The portion of their salaries deferred should be reflected in an “Accrued Salary Payable” account on the balance sheet.

Response to Comment #65:

     The Company’s 2004 financial statements include deferred salary and payroll taxes in the Accounts Payable and Accrued Expenses line item. We have revised these statements to show an Accrued Salary Payable line item.

Comment #66:

     It appears you have not reflected 100% of the officers’ contractual amount of their annual salaries prorated from the date of their employment. In this regard, your 2004 financial statements only reflect $280,000 of payroll expense while these five (5) officers’ total prorated compensation for 2004 appears to approximate $355,000 plus you have other employees (Messrs. Goldstein, Galligan, etc.) who also received compensation in fiscal 2004 based on other disclosures in this section. Please revise your financial statements to reflect all compensation expense accordingly. In view of the significant amount of executive compensation expense that has been deferred until 60 days after the effectiveness of the offering, please classify the aggregate amount of deferred salary payable on the face of the balance sheet with appropriate note disclosure describing the deferral of salary by five (5) of the company’s executive officers. Please revise accordingly.

Response to Comment #66:

     The 2004 financial statements do reflect 100% of the officers’ contracted amount of their annual salaries prorated from the date of their employment. The amounts of $280,840 for Payroll and $23,977 for Payroll Taxes are correct.

Comment #67:

Securities authorized for issuance under equity compensation, Page 64

     Please consider moving this section to “Market price of and dividends on the registrant’s common equity and other shareholder matters” on page 68.

Response to Comment #67:

     This section has been relocated to page 68 as requested.

Comment #68:

Principal Stockholders, page 66

     Please disclose whether the issuance of shares under this offering could result on a change of control. Refer to Item 403(c) of Reg S-B.

Response to Comment #68:

     We have added a new section captioned “Change in Control” on page 67. The issuance of shares in this offering will not result in a change of control of the Company.

Comment #69:

     Refer to footnote 9 on page 67. Please explain if any accounting recognition will [have] been given to the option grant or share transfer to facilitate key hires. In this regard, it appears the provisions of Staff Accounting Bulletin No. 79 (Topic 5T) would be applicable if a shareholder pays an expense on behalf of the company. If an option is granted or shares are transferred to the new employees, you should recognize an expense and related capital contribution for the fair value of the common shares underlying the grant or transfer. Please advise and revise accordingly.

Response to Comment #69:

     Footnote 9 on page 67 has been revised accordingly. The intrinsic value of the option grant is being recognized in fiscal 2005.

Comment #70:

How to get more information, page 70

     Please revise this section to comply with Item 101(c)(2) of Regulation S-B.

Response to Comment #70:

     This section has been revised at page 71 in accordance with Item 101(c)(2) of Regulation S-B to indicate that the Company is currently not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Comment #71:

Statements of Operations, page F-3

     Refer to page 69, Preferred Stock. In accordance with the guidance in paragraphs 9 and 171 of SFAS 128 as well as Topic 6B of the Staff Accounting Bulletins, you should reflect a net loss (income) applicable to common shareholders caption on the face of the statement of operations that deducts the dividends on your Series A Preferred Stock. In addition, please label the security as “Convertible” Series A Preferred Stock on the face of your balance sheet. Please revise accordingly.

Response to Comment #71:

     The Statement of Operations has been revised to add a line titled “Net Loss Applicable to Common Shareholders”. The Balance Sheet has been revised to label the security as “Convertible Series A Preferred Stock”.

Comment #72:

Statements of Stockholders’ Equity (Deficit), page F-4

     Revise to reflect issuance of common stock at inception and the common stock split twenty-one thousand three hundred-to-one. Your current presentation does not appear to reflect the correct amount of common shares that were issued in these transactions.

Response to Comment #72:

     The Statement of Stockholders’ Equity has been revised to reflect the issuance of common stock at inception and the effects of the common stock split separately.

Comment #73:

Earnings (Loss) Per Share, page F-8

     In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Response to Comment #73:

     The number of securities that could potentially dilute EPS in the future, which were not included due to being antidilutive, are now disclosed.

Comment #74:

Note 4: Long-Term Convertible Debt, page F-9

     Please disclose in more detail your accounting for the beneficial conversion feature and tell us how your accounting complies with EITF 98-5.

Response to Comment #74:

     The beneficial conversion feature is not beneficial until the Registration Statement is effective. There is no public trading until after the effective date of the Registration Statement. As mentioned in Case 2 of EITF 98-5, “The Conversion feature will be beneficial if an IPO is completed.” Following the guidance in Case 2, the cost of the beneficial conversion feature will be expensed when the Registration Statement is effective.

Comment #75:

Private Placement, page F-10

     It appears that the Convertible Series A Preferred Stock has a beneficial conversion feature. Please disclose your accounting for the beneficial conversion feature of the Series A

Preferred Stock and tell us how your accounting complies with EITF 98-5. In addition, please record any discount resulting from allocation of proceeds to the beneficial conversion feature as a dividend. Refer to the guidance in paragraph 8 of EITF 98-5. Furthermore, in accordance with the guidance in Topic 6B of the Staff Accounting Bulletins and paragraph 9 and 171 of SFAS 128, please disclose the amount of net income (loss) available to common shareholders on the face of the consolidated statement of operations.

Response to Comment #75:

     Any discount resulting from a beneficial conversion feature will be accounted for as analogous to a dividend. It will be allocated to paid-in capital and retained earnings over the three year period using the method outlined in SAB Topic 5Q.

Comment #76:

Note 9 - Subsequent Events (Revision of Debentures), page F-12

     We note in April 2005 your exchanged approximately $1.335 million face amount of previously issued debentures for new debentures. In addition, the terms of these new debentures provide that 10% of the debenture’s principal, plus interest, may be converted at a price equal to $.20 per share. It appears that the $.20 per share conversion price represents a beneficial conversion feature as you recently sold shares of preferred stock (convertible into common stock on a share for share basis) at $1 per share in November and December 2004. Please expand the note to address the accounting treatment that applies to these new issued debentures, including the amount of any beneficial conversion feature that will be recorded as a discount to the debentures and how (i.e. the period) such discount will be expensed in the financial statements. We refer you to the guidance in EITF 98-5. Please revise your note accordingly.

Response to Comment #76:

     The Company sold units of preferred stock and warrants in November and December 2004. Each unit consisted of five shares of preferred stock and two warrants to purchase common stock. The units were sold for $5.00 per unit. The shares of preferred stock are convertible into common stock at a price determined when the preferred stock is converted to common, not at $1.00 per share. For example, should the Company’s common stock be trading at $0.25 per share, the unit holder would be able to convert their preferred stock into 5 shares of common stock after taking into account a 20% discount to the market. Similarly, should the Company’s common stock be trading at $2.50 per share, each preferred share would be converted into 0.5 common shares.

     The Company believes the $0.20 price for up to 10% of its common shares is not appreciably different than the original debenture. Therefore, we have retained the accounting treatment for the debenture in our financial statements.

Comment #77:

Other

     The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

Response to Comment #77:

     The independent public accountants have furnished manually signed and currently dated consents to the Form SB-2.

Comment #78:

     In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Response to Comment #78:

     The Company has included financial statements for the period ended March 31, 2005.

     If you have any questions or require any supplemental information after reviewing our responses and the Amendment No. 1 to Form SB-2 as filed by the Company as of today’s date, please do not hesitate to contact the undersigned at 609-452-6000.

Very truly yours,
/s/ Thomas P. Gallagher

Thomas P. Gallagher

cc:	John G. Murphy, President and Chief Executive Officer
George J. Mehm, Jr., Senior Vice President, Chief Financial Officer and Treasurer